March 29, 2017

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-Q for the Quarter Ended September 30, 2016
Filed November 9, 2016
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to the Staff’s comment furnished to Gaming and Leisure Properties, Inc. (“GLPI” or the "Company") in your letter, dated March 16, 2017 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented the Staff’s comment in italicized, bold type followed by our response to the comment below.

Form 10-Q filed on November 9, 2016
Item 1 Financial Statements (Unaudited) page 4
Notes to the condensed consolidated financial statements, page 8
Note 5. Acquisitions

1. We have considered your response to our prior comment and ask that you provide use with the following information:

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Please provide us with an analysis of whether any contractual provisions in the purchase agreement provided you or your subsidiaries with control over the Meadows prior to the closing date. In your response, please include references to the specific sections of the purchase agreement that were relevant to your analysis.

No, the Amended and Restated Membership Interest Purchase Agreement (“Amended and Restated Purchase Agreement”) with CCR did not provide GLPI or any of our subsidiaries with control over the Meadows prior to closing. Specifically, please refer to the excerpt below from Article VIII Section 8.01 (c) of the Amended and Restated Purchase Agreement.

“Except as expressly contemplated by this Agreement, nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the management of the Company shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries”

(where the term “Buyer” was defined as GLP Capital, L.P. and the term “Company” was defined as PA Meadows, LLC). The Amended and Restated Purchase Agreement does not otherwise provide for Buyer to exercise any control over the Meadows prior to closing, other than the usual and customary operating covenants relating to the seller's conduct of business during the pre-closing period of an agreed upon transaction (e.g., prohibition of merging or consolidating with another business, purchasing an equity interest in another company, selling material assets, etc.).

Furthermore, applicable gaming regulations would preclude GLPI from obtaining any control over the Meadows prior to closing.

•	Please confirm that you never obtained legal title to any operating assets.

We confirm that GLPI never obtained legal title to any of the Meadows' operating assets. As outlined in Exhibit A to the Amended and Restated Purchase Agreement (filed with GLPI's response letter on December 22, 2016), Step 6 allows for either a third party Operator or a TRS of GLPI to purchase WTA LLC, Mount Laurel and CCR Pennsylvania Food Service (the Meadows' operating companies) prior to GLPI’s acquisition of the entities holding the real property assets. On March 29, 2016, GLPI and Pinnacle reached agreement for Pinnacle to be the “third party operator” and to directly acquire the Meadows' operating assets from CCR at closing (the “Pinnacle Purchase Agreement”). Specifically, the operative Section 1.01 of the Pinnacle Purchase Agreement provided:

“GLPC [GLP Capital] shall exercise its rights under the A&R MIPA [Amended and Restated Membership Interest Purchase Agreement] to cause each Seller to sell to Buyer, and Buyer shall purchase from each Seller, the Acquired Interests held by such Seller,”

where the term “exercise its rights” refers to the rights outlined in Step 6 of Exhibit A to the Amended and Restated Purchase Agreement, the term “Acquired Interests” was defined in the Pinnacle Purchase Agreement to refer to the interests in the CCR entities holding the operating assets, the term “Seller” was defined to refer to the CCR entities that were the then-current owners of those interests and the term “Buyer” was defined as PNK Entertainment, Inc. Therefore, because Pinnacle directly acquired the operating assets from CCR, immediately prior to GLPI’s purchase of the entities holding the real property assets, by transferring the agreed upon purchase price directly to CCR, GLPI did not at any time have legal title to the Meadows' operating assets. Subsequent to the acquisition of the operating assets by Pinnacle directly from CCR and then, and only then, the real property assets were acquired by GLPI from CCR.

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Please confirm that you took on pricing risk (i.e., you were responsible for negotiating the price with the third party operator independently and were liable for the full $440 million purchase price) and provide any relevant background on the negotiations and the business rationale for taking on that risk.

We confirm that pursuant to the Amended and Restated Purchase Agreement, GLPI was at all times responsible for the full $440 million purchase price, irrespective of whether or when a third party operator was ultimately identified or signed onto the transaction. For the example, the operative payment provision of the Amended and Restated Purchase Agreement (Section 2.01) simply states that Buyer [GLP Capital] shall pay the full purchase price for the Meadows to Seller at closing, without mention of a third party operator or distinction between real estate and operating assets. Section 2.01 is excerpted below in relevant part for your reference:

“Section 2.01 Purchase Price. At the Closing, as consideration for the Membership Interests, Buyer shall deliver or cause to be delivered to Holdco (or its designee) by electronic transfer of immediately available funds to an account designated by Sellers a cash payment equal to the sum of (a)(i) Four Hundred Thirty Million Dollars ($430,000,000) [ . . . ] (together with cash in the amount of Ten Million Dollars ($10,000,000) previously paid by Buyer, the “Base Purchase Price”), plus (b) the Estimated Closing Payment (which may be a positive or negative number), plus (c) the Estimated Cage Cash Closing Payment (which may be a positive or negative number). The Base Purchase Price, together with the Estimated Closing Payment and Estimated Cage Cash Closing Payment, is the “Closing Payment.”

Likewise, Section 8.02(d) of the Amended and Restated Purchase Agreement stated explicitly that Seller assumed no responsibility or liability with respect GLPI’s finding or not finding a third party operator:

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“(d) Buyer hereby acknowledges and agrees that it is primarily responsible for the process of finding a Third Party Operator, developing and making presentations and conveying information to prospective Third Party Operators, and that the role of Sellers and the Company only is to provide information to Buyer as provided in this Section 8.02 in support of Buyer’s efforts.”

There was no other provision in, or understanding with respect to, the Amended and Restated Purchase Agreement that would have relieved GLPI from liability for the full $440 million base purchase price for lack of securing a third party operator.

The background and business rationale for this approach is related to the characteristics of the gaming sector and GLPI’s status as a real estate investment trust for federal income tax purposes. As described in our prior response letters to the Staff, GLPI may own or otherwise invest in the real property of a gaming facility but cannot generally operate that facility (other than through a TRS subsidiary, which would be taxable). The market for gaming facilities, however, is not generally segregated in the same way - in the vast majority of cases, the entire business (both real estate and operations) is available for sale as a single whole. As such, particularly in the context of a competitively negotiated transaction, GLPI may not always have a pre-identified third party operator in place to jointly bid with GLPI on a facility that has come to market. Likewise, sellers of gaming facilities will typically prefer single-buyer transaction structures over those involving dual buyers and the resulting doubling of counterparty risk and complexity. Thus, as occurred in the Meadows transaction, GLPI sometimes has to be willing to assume liability for the entire transaction upfront in order to secure a particular facility. To clarify, it was certainly GLPI's intention at the time of entry into the Meadows purchase agreements to not ultimately have to pay the full $440 base purchase price itself, but rather to have identified a third party operator prior to closing and for such third party operator to pay for the operating assets directly (as in fact occurred with Pinnacle). It was only as a last-resort option, if a third party operator could not be identified prior to closing, for the Company's own TRS subsidiaries to purchase and hold the operating assets (in which case GLPI would have continued its search for a third party operator subsequent to closing).

We trust that you find the discussions above responsive to the questions posed in the Staff’s comment relating to the structure of the Meadows transaction. If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,
/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer

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